THE 2ND AMENDMENT
TO
AGREEMENT DATED OCTOBER 11, 2010

THIS 2ND AMENDMENT TO AGRRMENT DATED OCTOBER 11, 2010 is made as of March 31, 2011 by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Investor”), China Technology Solar Power Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), Good Million Investments Limited, a company incorporated under the laws of the British Virgin Islands (“GMIL”) and the sole stockholder of the Company, and Mr. Chiu Tung Ping and Ms. Yuen Hing Lan, the sole stockholders of GMIL (together, “Stockholders”). Investor, the Company, GMIL and the Stockholders are collectively referred to herein as the “Parties”. Capitalized terms used herein and not defined herein all shall have the meanings given to them in the Stock Purchase Agreement, the Agreement Dated October 11, 2010 and the Amendment Dated December 22, 2010 (as defined below).

WHEREAS, the Parties entered into a Stock Purchase Agreement dated as of October 27, 2009 (the “Stock Purchase Agreement”) pursuant to which, among other things, the Investor agree to purchase 51% of the Company’s capital stock on a fully diluted basis for consideration consisting of (i) a Cash Advance in the amount of US $3,000,000; (ii) Consideration Shares consisting of shares of Investor Common Stock; (iii) a Convertible Note with a principal amount equal to US $4,180,000.

WHEREAS, the Parties entered into an Agreement dated as of October 11, 2010 to terminate the Stock Purchase Agreement (the “Agreement Dated October 11, 2010”).

WHEREAS, the Parties entered into an Amendment dated as of December 22, 2010 to extend the deadline for repayment of Cash Advance set forth in the Agreement Dated October 11, 2010 (the “Amendment Dated December 22, 2010”).

WHEREAS, the Parties wish to further expand the deadline for repayment of Cash Advance set forth in the Amendment Dated December 22, 2010.

NOW THEREFORE, the Parties hereby agree as follows:

1.	AMENDMENTS.

The Agreement Dated October 11, 2010 is hereby further amended pursuant to Section 2.4 therein as follows:

The Parties agree to further expand the deadline of the Repayment of Cash Advance set forth in the Section 1 of the Amendment Dated December 22, 2010 from March 31, 2011 to May 31, 2011.

2.	NO FURTHER AMENDMENT

Except as specially set out herein, the Agreement Dated October 11, 2011 shall not be otherwise amended or modified, and shall continue in full force and effect as amended.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment as of the date first written above.

Investor

China Technology Development Group Corporation

By:

Name: Alan Li

Title: Director

Company

China Technology Solar Power Holdings Limited

By:

Name: Chiu Tung Ping

Title: Director

GMIL

Good Million Investments Limited

By:

Name: Chiu Tung Ping

Title: Director

Stockholders

Mr. Chiu Tung Ping Ms. Yuen Hing Lan